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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TVIA Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87307P101

(CUSIP Number)

August 3, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 pages

13G
CUSIP No. 87307P101			Page 2 of 6 Pages

1.	Name of Reporting Person: Mitchell Metzman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,193,226

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,193,226

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,180,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.23%

12.	Type of Reporting Person: IN

Page 2 of 6 pages

13G
CUSIP No. 87307P101			Page 3 of 6 Pages

1.	Name of Reporting Person: Marnie Metzman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,193,226

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,193,226

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,180,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.23%

12.	Type of Reporting Person: IN

Page 3 of 6 pages

Item 1(a).	Name of Issuer:

TVIA, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4001 Burton Drive
Santa Clara, California 95054

Item 2(a).	Name of Person Filing:

Mitchell Metzman
Marnie Metzman

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Suite 109
4808 Moorland Lane
Bethesda, Maryland 20814

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

87307P101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

Page 4 of 6 pages

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
NOT APPLICABLE
Item 4.      Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     See, items 5-9 and 11 of the cover page for each filer.
Item 5.      Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.       Ownership of More than Five Percent on Behalf of Another Person
NOT APPLICABLE
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
NOT APPLICABLE
Item 8.      Identification and Classification of Members of the Group
NOT APPLICABLE

Page 5 of 6 pages

Item 9.      Notice of Dissolution of Group
NOT APPLICABLE
Item 10.      Certification
     (b) By signing below I certify that, to the best of my knowledge and belief. the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2005

Date

/s/

Signature

Mitchell Metzman

Name/Title
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2005

Date

/s/

Signature

Marnie Metzman

Name/Title

Page 6 of 6 pages